SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549




                               SCHEDULE 13D
                            (Amendment No. 1)
                Under the Securities Exchange Act of 1934




                         SMT HEALTH SERVICES INC.
                            (Name of Issuer)


                       Common Stock $0.01 Par Value
                      (Title of Class of Securities)




                                784585-10-1
                              (CUSIP Number)



                              Mark DeSimone
                           10521 Perry Highway
                           Wexford, PA  15090
                             (412) 933-3300


                              May 30, 1996
         (Date of Event Which Required Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-d-1(b)(3) or (4), check the
following box.    ______


Check the following box if a fee is being paid with this statement. ______



CUSIP NO.  784585-10-1
______________________________________________________________________________

1.   Names of Reporting Persons; SS or I.R.S. Identification Nos. of Above
     Persons.

     Mark DeSimone           SS# ###-##-####
______________________________________________________________________________

2.   Check the Appropriate Box if a Member of a Group (See Instructions):

     (a)
     (b)  X   Membership in any group is disclaimed.
______________________________________________________________________________

3.   SEC Use Only.
______________________________________________________________________________

4.   Source of Funds                                         00



5.   Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)



6.   Citizenship or Place of Organization:  U.S.A.
______________________________________________________________________________

     Number of      7.  Sole Voting Power        192,300 Shares
       Shares       _____________________________________________________
     Beneficially   8.  Shared Voting Power
       Owned by     _____________________________________________________
     Each Reporting 9.  Sole Dispositive Power   192,300 Shares
      Person With   _____________________________________________________
                    10. Shared Dispositive Power
______________________________________________________________________________

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person                                      192,300 Shares
______________________________________________________________________________

12.  Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares                                      Not Applicable
______________________________________________________________________________

13.  Percent of Class Represented by Amount in Row (11)                5.9%
______________________________________________________________________________

14.  Type of Reporting Person                                     IN

CUSIP NO.  784585-10-1


Item 1.   Security and Issuer
          Common Stock, $0.01 Par Value
          SMT Health Services Inc.
          10521 Perry Highway
          Wexford, PA  15090

Item 2(a).Name of Person Filing.
          Mark DeSimone

Item 2(b).Address of Principal Business Office.
          3 Deer Hollow Drive
          Presto, PA  15142

Item 2(c).Principal Employment or Occupation


Item 2(d).Criminal Proceedings.
          None.

Item 2(e).Civil Proceedings.
          None.

Item 2(f).Citizenship.
          United States of America

Item 3.Source and Amount of Funds or Other Consideration.
       Reporting Person sold 93,200 shares of Common Stock at prices ranging from $7.25 to $9.75 pursuant to Rule 144 of the Securities and Exchange Commission. The Reporting Person is a former director of the Issuer.

Item 4.Purpose of Transaction.
       Reporting Person sold 93,200 shares of Common Stock at prices ranging from $7.25 to $9.75 pursuant to Rule 144 of the Securities and Exchange Commission. The Reporting Person is a former Director of the Issuer.

       The purpose of this transaction is for liquidity. The Reporting Person is a former director of the Issuer.

CUSIP NO.  784585-10-1


Item 5(a).Interest in Securities of Issuer.
          Aggregate Number - 192,300*
          Percentage of Class of Securities - 5.9*

Item 5(b).Number of Shares as to which Such Person Has:

          (i) Sole Power to Vote or Direct the Vote:
              192,300*

          (ii) Shared Power to Vote or to Direct the Vote:
               None.

          (iii) Sole Power to Dispose or to Direct the Disposition:
                192,300*

          (iv) Shared Power to Dispose or to Direct the Disposition:
               None.

Item 5(c).Describe any Transactions in the Class of Securities Reported or That Were Effected During the Past Sixty Days or Since the Most Recent Filing on Schedule 13D, Whichever is Less, By the Reporting
          Person:
          None.

Item 6.Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          None Applicable.




*Includes 152,300 shares pursuant to rights to acquire.

CUSIP NO.  784585-10-1


Item 7.   Material to be Filed as Exhibits.
          Non Applicable.





After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  June 14, 1996


Mark A. DeSimone
Signature

Mark A. DeSimone / Former Director
Name/Title